SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 23TH, 2013

DATE, TIME AND PLACE: On September 23th, 2013, at 12:30pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Alberto Emmanuel Whitaker, Chairman of the Statuory Audit Committee and Mr. Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the activities carried out by the Control and Risk Committee; (2) To acknowledge about the activities carried out by the Compensation Committee; (3) To acknowledge about the results of the First Vesting (2012-2013) of the Second Grant of the Company’s Long-Term Incentive Plan, granted in 2012; (4) To acknowledge about the leased lines; (5) To resolve on the Ran Sharing LT Project2014; (6) To review the commercial procedures for the purchasing of handsets; (7) To resolve on the acquisition of services and goods of network in order to implement the quality and cover plan; (8) To resolve on the proposal of the Company’s By-laws reform; e (9) Other matters of general interest of the Company.

RESOLUTIONS: Initially, shall be recorded that Mr. Franco Bertone took place in the position of member and Chairman of the Board of Directors on September 3rd, 2013, after completing the necessary authorizations to his pertinent visa. Continuing the meeting, upon review and discussion of the subjects included on the Agenda and in accordance with the related material, which shall be filed at the Company’s head offices, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the activities carried out by the Control and Risk Committee, at its meeting held on September 04th, 2013, at which time its Chairman reported on the matters to the assignment of this Committee and informed to the Board the items that were discussed at that time. Additionally, the Chairman of the Control and Risk Committee informed to the Board members that the minutes of the meeting of September 04th, 2013 are filed at the Company's head offices.

(2) To acknowledge about the activities carried out by the Compensation Committee on its meetings held on July 30th and September 09th, 2013, at which time its Chairman reported on the matters to the assignment of this Committee and informed to the Board the items that were discussed at those meetings. The Committee discussed, respectively, about the practices of the Human Resources of the Company and acknowledged about the results of the First Vesting (2012-2013) of the Second Grant of the Company’s Long-Term Incentive Plan, granted in 2012.

(3) To acknowledge about the results of the First Vesting (2012-2013) of the Second Grant of the Company’s Long-Term Incentive Plan, granted in 2012. Considering that the Relative Performance and the Absolute Performance indexes were not reached, the Beneficiaries will not be able to exercise their Options, in accordance with the material presented by Mr. Flávio Morelli, Human Resources Officer, and filed at the Company’s head offices;

(4) To acknowledge about the financial progress in the Company of third party access ("leased lines") hiring, in particular the volume relating to leased lines (EILDs), in accordance with the material presented by Mr. Carlo Filangieri, responsible for network area, and filed Company headquarters;

(5) To approve the amendment to the agreement of Ran Sharing LT Project 2014, entered into TIM Celular S.A. (“TCEL”), TNL PCS S/A (“OI”) and 14 Brasil Telecom S.A. (“Brt”), to include the additional cities covered by the referred project and to include TELEMAR NORTE LESTE S/A as a party in such agreement, all in accordance with the presentation of Mr. Carlo Filangieri, responsible for network area, and the material provided and filed in the Company’s head offices;

(6) To acknowledge about the adopted commercial procedures for acquisition of handsets, having been informed about the values hiring for the first semester of 2013, as well as to authorize the acquisition of handsets for the second semester of 2013, according to the material presented by Mr. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, and Mr. Roger Solé Rafols, Chief Marketing Officer, and filed at the Company's head offices;

(7) To approve the agreements with suppliers for the acquisition of network goods and services related to the fulfillment of network expansion and quality plan of the year of 2013, in accordance with the material presented by Mr. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer and the Mr. Carlo Filangieri, responsible for the network area, and filed at the Company's headquarters;

(8) To resolve on continuing the studies of the Company’s By-laws’ reform, based on the concepts and principles contained in the performed presentation, to be timely presented to the Board for its approval and subsequent submission to the extraordinary shareholder’s meeting of shareholders to be convened to this aim.

(9) No other matter was discussed by the Board Members.

CLOSING: It shall be registered that Messrs. Adhemar Gabriel Bahadian and Patrizio Graziani attended the meeting until the discussions related to item 5 of the agenda. Mr. Maílson Ferreira da Nóbrega attended the meeting until the discussions of item 6 of the agenda. Mr. Oscar Cicchetti attended the meeting until the discussions of item 7 of the agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary. Reopening the meeting, the minutes was read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Franco Bertone, Maílson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, September 23th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 24, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.